UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                      THE CHICAGO DOCK AND CANAL TRUST
                               (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                167339100
                              (CUSIP Number)

  Bruce S. Sherman, 3003 Tamiami Trail North, Naples, FL 33940 (813) 434-4030 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              July 28, 1995
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

   Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

CUSIP NO. 167339100

  (1)  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Private Capital Management, Inc.
       59-2756929

  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
       instructions)                                       (a)  [x]
                                                           (b)  [ ]

  (3)  SEC USE ONLY

  (4)  SOURCE OF FUNDS
       00

  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       [ ]
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Florida

                                     (7)   SOLE VOTING POWER

                                           0
                                     (8)   SHARED VOTING POWER

    NUMBER OF SHARES BENEFICIALLY          0
   OWNED BY EACH REPORTING PERSON    (9)   SOLE DISPOSITIVE POWER
                WITH
                                           0

                                     (10)  SHARED DISPOSITIVE POWER

                                           596,100
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       596,100

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (see instructions)                                     [ ]

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.31%
 (14)  TYPE OF REPORTING PERSON (see instructions)

       IA


                                SCHEDULE 13D

CUSIP NO. 167339100

  (1)  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Bruce S. Sherman
       ###-##-####

  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
       instructions)                                            (a)  [x]
                                                                (b)  [ ]

  (3)  SEC USE ONLY

  (4)  SOURCE OF FUNDS
       00

  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       [ ]
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S. citizen

                                     (7)  SOLE VOTING POWER

                                          0
                                     (8)  SHARED VOTING POWER

   NUMBER OF SHARES BENEFICIALLY          0
   OWNED BY EACH REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                WITH
                                          0

                                    (10)  SHARED DISPOSITIVE POWER

                                          596,100
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       596,100

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (see instructions)                                     [ ]

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.31%
 (14)  TYPE OF REPORTING PERSON (see instructions)

       IN


     CUSIP NO. 167339100

     Item 1.  Security and Issuer

          In accordance with Rule 101(a)(2)(iii) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Amendment No. 8 hereby amends and supplements the statement of Schedule 13D, dated November 20, 1992 and as amended and restated in its entirety by Amendment No. 7 dated June 15, 1995 (the "Schedule 13D"), filed by Private Capital Management, Inc. and Bruce S. Sherman, relating to the shares of Common Stock, no par value (the "Shares"), of The Chicago Dock and Canal Trust (the "Issuer"), the principal executive office of which is located at 455 East Illinois St., Suite 565, Chicago, Illinois 60611. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

     Item 4.  Purpose of Transaction

          Item 4 is hereby amended to add the following paragraph at the end of such section:

          On July 20, 1995, Mr. Sherman, on behalf of PCM, met with Mr. Edward McCormick Blair, Jr., Chairman of the Nominating Committee of the Issuer's Board of Directors, and several other trustees, to discuss, among other things, the letter to the Issuer dated June 15, 1995. In addition to the other trustees, Mr. Fred Eychaner, another signatory of the June 15th letter, was in attendance. At the end of the meeting, Mr. Blair indicated that no answer concerning the matters discussed at the meeting and raised by the June 15th letter would be forthcoming until the middle of August. Following the meeting, on July 28, 1995, Mr. Sherman, on behalf of PCM, sent a letter to Mr. Blair requesting that the Issuer indicate by the end of the following week whether and in what manner the Issuer is prepared to address the concerns expressed in the June 15th letter. A copy of the July 28th letter is attached hereto as Exhibit 1.

     Item 7.  Material to be Filed as Exhibits

          Exhibit 1.     Letter dated July 28, 1995 from PCM to the
                         Issuer.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  July 31, 1995

                                        PRIVATE CAPITAL MANAGEMENT, INC.

                                        By:  /s/ Bruce S. Sherman
                                                 Bruce S. Sherman
                                                 President and Individually


                               Exhibit Index

     Exhibit                                               Page

        1           Letter dated July 28, 1995 from PCM
                    to the Issuer



                                  Exhibit 1
                        LETTER DATED JULY 28, 1995 FROM
                        PRIVATE CAPITAL MANAGEMENT, INC.
                      TO THE CHICAGO DOCK AND CANAL TRUST


     July 28, 1995

     Mr. Edward McCormick Blair, Jr.
     c/o The Chicago Dock & Canal Trust
     455 East Illinois Street
     Suite 565
     Chicago, IL  60611

     Dear Ed:

     I appreciated our dinner last week and thank you and the other trustees. I trust that the dinner was helpful to you and the other trustees in appreciating our sincere desire to enhance the value of The Chicago Dock & Canal Trust on behalf of all shareholders and to be part of the process that ensures that such values are realized.

     As you know, a significant amount of time has passed since my letter to you dated June 15, 1995 and that only a short while is yet to go before proxy materials will be mailed in connection with this year's annual meeting. In this regard, I was disappointed to hear at the end of our dinner that we should not expect to be hearing from you until the middle of August. I know that my sense of frustration is also shared by Fred Eychaner who attended the dinner.

     Accordingly, I am writing to urge you to let me know by the end of next week whether and how the Company will be addressing the concerns expressed in the June 15th letter so that there may be ample time to consider and, if appropriate, take steps to implement one or more of the available alternatives in light of the best interests of all shareholders. If I do not hear from you by such date, I will have no choice but to assume that the Trust does not have any sincere interest in addressing the concerns expressed in the earlier letter.

     Once again, I thank you for the dinner and hope that we can work together on behalf of all shareholders.

     Sincerely,

     Bruce S. Sherman
     Chairman and President

     BSS/lh

     cc:  Charles R. Gardner